Exhibit 99.1

BOYD GROUP SERVICES INC.

ANNOUNCES FIRST QUARTER 2026 CASH DIVIDEND

Winnipeg, Manitoba – March 17, 2026 – Boyd Group Services Inc. (TSX:BYD; NYSE:BGSI) today announced a cash dividend for the first quarter of 2026 of C$0.156 per common share. The dividend will be payable on April 28, 2026 to common shareholders of record at the close of business on March 31, 2026.

Shareholders who are non-residents of Canada will be subject to withholding taxes in respect of any dividends made by Boyd Group Services Inc.

ON BEHALF OF THE BOARD OF DIRECTORS

of Boyd Group Services Inc.

Mr. Brian Kaner, President & CEO

About Boyd Group Services Inc.

Boyd Group Services Inc. (“BGSI”) is a Canadian corporation and controls The Boyd Group Inc. and its subsidiaries. BGSI shares trade on the Toronto Stock Exchange under the symbol BYD and on the New York Stock Exchange under the symbol BGSI.

About The Boyd Group Inc.

The Boyd Group Inc. (“Boyd”) is one of the largest operators of non-franchised collision repair centres in North America in terms of number of locations and sales. Boyd operates locations in Canada under the trade names Boyd Autobody & Glass and Assured Automotive as well as in the U.S. under the trade name Gerber Collision & Glass. In addition, Boyd is a major retail auto glass operator in the U.S. with operations under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. Boyd also operates a third-party administrator, Gerber National Claims Services, that offers glass, emergency roadside and first notice of loss services. Boyd also operates a Mobile Auto Solutions (“MAS”) service that offers scanning and calibration services.

For further information, please contact:

Investor Relations

Boyd Group

ir@boydgroup.com

Caution concerning forward-looking information

Statements made in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Forward-looking information can be generally identified by words such as “may”, “will”, “anticipate”, “estimate”, “expect”, “intend”, “continue”, “should”, “believe” or the negatives thereof and similar variations. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results or events to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risks and uncertainties detailed under the “Business Risks and Uncertainties” section of the Company’s current annual information form, the “Business Risks and Uncertainties” and other sections of the Company’s management’s discussion and analysis of operating results and financial position and in the Company’s other periodic filings with the Canadian securities regulatory authorities and the SEC from time to time, available at www.sedarplus.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. All forward-looking information presented herein should be considered in conjunction with such filings. Although the Company believes the expectations reflected in such forward-looking information and the assumptions upon which it is based are reasonable, no assurance can be given that actual results will be consistent with such forward-looking information, and it should not be unduly relied upon. There can be no assurance that such expectations and assumptions will prove to be correct. The forward-looking information contained in this press release describes the expectations of the Company as of the date of this press release. Except as required by law, the Company does not undertake to update or revise any forward-looking information contained herein, whether as a result of new information, future events or for any other reason. The forward-looking information contained herein is expressly qualified in its entirety by this cautionary statement.

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